UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission File Number: 1-1927
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007 and for the fiscal year ended December 31, 2008, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. Plan Administrator of the GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
June 22, 2009

	By:	/s/ Mary Kasprzak
Mary Kasprzak, Assistant Treasurer

ANNEX A
TO
Form 11-K
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
* * * * *
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2008 and 2007

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator
of the Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Buffalo, New York
We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 18, 2009

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

(Dollars in Thousands)	2008	2007
Plan’s Interest in Commingled Trust, at fair value	$37,092	$55,306
Participant Loans	2,734	2,894
Contribution Receivable — Employee	34	—

Net Assets Available for Benefits, at fair value	39,860	58,200

Adjustment from Fair Value to Contract Value for Stable Value Investment	524	74

Net Assets Available for Benefits	$40,384	$58,274

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

(Dollars in Thousands)
Contributions:
Employee	$2,997

Total Contributions	2,997

Deductions:
Benefits Paid to Participants or Their Beneficiaries	4,106

Total Deductions	4,106

Interest From Participant Loans	184

Net Investment Loss from Plan’s Interest in Commingled Trust	(16,965)

Net Decrease in Net Assets Available for Benefits During the Year	(17,890)

Net Assets Available for Benefits at Beginning of Year	58,274

Net Assets Available for Benefits at End of Year	$40,384

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement, effective January 2, 2003.
Plan Year
The Plan Year is a Calendar year.
Trust Assets
Certain savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by The Trustee. The Company sponsored two savings plans at December 31, 2008 and 2007 that participated in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.
Recordkeeper
JP Morgan Retirement Plan Services, is the recordkeeper of the Plan.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.
As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 8).
The Goodyear Stock Fund invests in the Common Stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Reclassification
Certain mutual funds in the 2007 financial statements have been reclassified as common collective trusts to conform to the 2008 financial statement presentation.
New Accounting Standards
In September 2006, The FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 addresses how plans should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
market-based measures which will reflect the credit risk of the plan. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on the changes in net assets available for benefits. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on the Plan’s financial statements.
NOTE 2 — GENERAL DESCRIPTION AND OPERATION OF THE PLAN
The Plan is a defined contribution plan covering all eligible hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
All employees who are members of a bargaining unit, which had adopted the Plan, are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. Employees hired after December 22, 2006 in a job classification other than technical maintenance, were not eligible to participate in the Plan between December 22, 2006 and August 31, 2008.
Vesting
Employee contributions are fully vested. Employer contributions become vested after the participant has completed three years of continuous service with the Company.
Contributions
Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code.
Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after the participant elects a change. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.
The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to Federal income withholding tax, but are taxable when they are withdrawn from the Plan.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Effective January 1, 2007, the Plan was amended such that each new participant will automatically be enrolled at a default employee contribution rate of 3%, unless the employee elects otherwise. All participants, effective April 1, 2007, are entitled to elect employee contributions to be on a pre-tax or as a Roth 401(k) contribution.
The Board of Directors of the Company determines the matching percent used as the employer contributions for each year. For 2008, Matching Employer Contributions were suspended. Any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.
Participant Accounts
A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.
Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.
Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2008 there were no dividends paid on the Goodyear stock held.
Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.
Participant vested amounts are payable upon retirement, death or other termination of employment.
All withdrawals and distributions are valued as of the end of the month they are processed, and may be subject to Federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Plan expenses and contributions by the Company. As of December 31, 2008 and 2007, the Plan had no forfeiture credits.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Participant Loans
Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one (4.25% and 8.25% at December 31, 2008 and 2007, respectively).
Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.
Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.
Expenses
Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such funds which reduce the investment return reported and credited to participant accounts.
The JPMorgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.
Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — RELATED PARTY TRANSACTIONS
The Trustee serves as the fund manager of the Daily S&P 500 Index Stock Equity Fund.
JP Morgan Investment Management, Inc. serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.
The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2008, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $3.93 to $30.10. The closing price per share of Goodyear common stock on The New York Stock Exchange was $5.97 at December 31, 2008 ($28.22 at December 31, 2007). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions was converted to an ESOP.
NOTE 4 — TAX STATUS OF PLAN
The IRS has determined and informed the Company by a letter dated October 30, 2008 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

(Dollars in Thousands)	2008	2007
Net Assets Available for Benefits per the Financial Statements	$40,384	$58,274
Amounts Allocated to Withdrawing Participants	—	(1)
Amount for adjustment from fair value to contract value for fully benefit-responsive investment contracts	(524)	(74)

Net Assets Available for Benefits per the Form 5500	$39,860	$58,199

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$4,106
Add: Amounts Allocated to Withdrawing Participants at December 31, 2008	—
Less: Amounts Allocated to Withdrawing Participants at December 31, 2007	(1)

Benefits Paid to Participants per the Form 5500	$4,105

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year end, but not yet paid as of that date.
The following is a reconciliation of net loss from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2008 to the Form 5500:

(Dollars in Thousands)
Net Investment Loss from Plan’s Interest in Commingled Trust per the Financial Statements	$(16,965)

Impact of reflecting fully benefit-responsive investment contracts at fair value	(450)

Net Investment Loss from Plan’s Interest in Commingled Trust per the Form 5500	$(17,415)

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.
NOTE 6 — FINANCIAL DATA OF THE COMMINGLED TRUST
All of the Plan’s investments, except for the participant loans, are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Commingled Trust was approximately 68% and 69%, respectively.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)	2008	2007
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$2,553	$5,122
NTGI-QM Daily S & P 500 Equity Index Fund	9,470	15,290
JPMCB EAFE Plus Fund	4,519	7,108
Wellington Management Growth Fund	7,173	13,334
Invesco Stable Value Trust (see Note 8)	15,648	14,713
Short Term Investment Fund	433	53

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	2,226	2,537
Vanguard Target Retirement Income Fund	501	409
Vanguard Target Retirement 2005 Fund	514	521
Vanguard Target Retirement 2015 Fund	399	426
Vanguard Target Retirement 2025 Fund	4,713	7,468
Vanguard Target Retirement 2035 Fund	488	591
Vanguard Target Retirement 2045 Fund	651	786
Artisan Small Capitalization Growth Fund	775	1,601
RS Partners Small Capitalization Value Fund	554	1,030

Charles Schwab Self Directed Account	3,142	6,110
Common Stock of The Goodyear Tire & Rubber Company	1,157	3,267

Total Investments	54,916	80,366

Receivables:
Pending Trades	25	—
Accrued Interest and Dividends	54	65

Total Assets Available for Benefits	54,995	80,431

Liabilities:
Pending Trades	(86)	—
Administrative Expenses Payable	(102)	(100)

Total Liabilities	(188)	(100)

Net Assets Available for Benefits, at fair value	$54,807	$80,331

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Net investment loss for the Commingled Trust is as follows:

Year Ended
December 31,
(Dollars in Thousands)	2008
Net Depreciation in Fair Value of Investments:
Common Collective Trusts	$(16,069)
Mutual Funds	(4,518)
Common Stock	(2,252)
Self Directed Funds — Mutual Funds	(2,084)

(24,923)

Interest and Dividends	1,082

Investment Loss	(23,841)
Administrative Expenses	(274)

Net Investment Loss	$(24,115)

NOTE 7 — FAIR VALUE MEASUREMENTS
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Commingled Trust at year end.
Common collective trusts: Valued at the net asset value of units held by the Commingled Trust at year end. The Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8).
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2008:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$13,963	$—	$—	$13,963
Common stocks	1,157	—	—	1,157
Common collective trusts	—	24,148	15,648	39,796

Total assets at fair value	$15,120	$24,148	$15,648	$54,916

Participant loans are owned directly by the Plan and are a Level 3 investment.
The following table sets forth a summary of changes in fair value of the Commingled Trust’s Level 3 assets for the year ended December 31, 2008:

(Dollars in Thousands)	Common collective trust
Balance, beginning of year	$14,713
Change in fair value	(646)
Purchases, sales, issuances and settlements (net)	1,581

Balance, end of year	$15,648

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

(Dollars in Thousands)	Participant loans
Balance, beginning of year	$2,894
Purchases, sales, issuances and settlements (net)	(160)

Balance, end of year	$2,734

NOTE 8 — INVESTMENT CONTRACTS
The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in investment contracts. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.
The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.
The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31,
2008
Average Yields:
Based on actual earnings	6.4%
Based on interest rate credited to participants	3.3%

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
Employer Identification Number: 34-0253240, Plan Number: 006

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue, borrower,	Including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value

	Participant Loans	5.0% - 9.5%	$ —	$2,734,095
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.